AGRIFY CORPORATION

101 Middlesex Turnpike
Suite 6, PMB 326
Burlington, MA 01803

January 26, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Abby Adams

Re:	Agrify Corporation
Registration Statement on Form S-1
Filed January 13, 2021
File No. 333-251616

Dear Ms. Adams:

Agrify Corporation (the “Company,” “we,” “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 25, 2021, regarding the Company’s Registration Statement on Form S-1, File No. 333-251616 (the “Registration Statement”), previously filed with the Commission on January 13, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Changes to the Registration Statement based on the Staff’s comments are reflected in Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”) which is being filed with the Commission on EDGAR concurrently with the submission of this letter.

Amendment No. 1 to Registration Statement on Form S-l

Summary Financial and Other Data, page 14

1.	We note your response to prior comment 13 from our letter dated September 8, 2020 that you intended to include pro forma earnings per share disclosures. We see here and on page 41 that you present “Net income (loss) per share, basic and diluted” that is not otherwise included or discussed in the filing. Please revise to include historical and pro forma earnings per share information including calculations supporting the weighted average shares outstanding used for both.

RESPONSE: We have revised the disclosure on pages 14 and 41 of Amendment No. 2 in accordance with the Staff’s comment to include historical and pro forma earnings per share information, including calculations supporting the weighted average shares outstanding used for both.

Capitalization, page 38

2.	We see that you have revised to include derivative liabilities within the Indebtedness line item. Please revise the line item label to identify its inclusion.

RESPONSE: We have revised the disclosure on page 38 of Amendment No. 2 in accordance with the Staff’s comment to include derivative liabilities within the Indebtedness line item of the capitalization table.

Overview, page 60

3.	On page 61, you revised the discussion of your recent purchase orders. Previously, you stated that three of your four last purchase orders were between $7.2 and $11.1 million. Now, you state four of your last five purchase orders were between $2.3 and $11.1 million. You continue to state in the next sentence that you “expect that [y]our average contract size will increase over time as well as we begin to partner with larger facilities that require more equipment and services.” This revision appears to counter the trend you are citing. Provide your analysis supporting this trend.

RESPONSE: We have deleted the portion of the sentence on page 61 of Amendment No. 2 that states “and we expect that our average contract size will increase over time as well as we begin to partner with larger facilities that require more equipment and services.”

Our Customers, page 79

4.	On page 80, you updated sales or potential sales figures. Previously, you stated you had 1,909 AVFUs “deployed and/or booked,” and a $121 million pipeline. Now you have 1,526 AVFUs “deployed or booked” and a $105 million backlog. Provide your analysis for the decrease in both numbers. For example, tell us whether both decreased because you determined that bookings would not come to fruition. Revise to quantify what portion of the 1,526 AVFUs are deployed and what portion are booked.

RESPONSE: For the Staff’s information, we decreased the number of AVFUs listed from 1,909 to 1,526 as a result of taking a more conservative view regarding the purchase commitments from two specific cultivators. We determined, as part of our ongoing review and analysis of our existing purchase commitments, that there is a little more uncertainty surrounding the timing of these two specific customers obtaining the necessary financing to purchase our AVFUs when compared to our other customers. The decrease in our qualified pipeline from $121 million to $105 million was a result of the increase of $30.1 million in backlog balance from $29.2 million as of September 30, 2020 to $59.3 million as of December 31, 2020. Although the transfer of sales opportunities from our qualified pipeline to backlog decreased the pipeline balance, we were able to replenish our pipeline with new opportunities. We have revised the disclosure on page 80 of Amendment No. 2 in accordance with the Staff’s comment to quantify what portion of the 1,526 AVFUs are deployed and what portion are in the backlog.

Executive Compensation, page 91

5.	We note you revised the disclosure regarding the employment agreements. Previously you filed the agreements with Mr. Krikov, Mr. Harrison and Mr. Stamm as exhibits. It appears those exhibits have been deleted. Please include these exhibits

RESPONSE: As discussed with the Staff, we previously filed the “forms of” employment agreements with Mr. Krikov, Mr. Harrison and Mr. Stamm as exhibits to the Registration Statement because we intended to enter into such agreements upon the closing of our initial public offering. The “forms of” these employment agreements were subsequently deleted because the Company’s board of directors determined not to proceed to enter into executive employment agreements with such individuals. For the Staff’s information, Mr. Stamm is no longer an employee of the Company.

Financial Statements

Note 9, Capital Structure, page F-16

6.	Please revise all disclosures to reflect the reverse stock split, for example it does not appear that your June 2019 issuance of 2,040,000 shares reflects the split.

RESPONSE: We have revised all disclosures in Amendment No. 2 to reflect the reverse stock split in accordance with the Staff’s comment.

We thank the Staff in advance for its review of the foregoing and the Registration Statement. If you have further comments, we ask that you forward them by electronic mail to our counsel, David J. Levine, Esq., at dlevine@loeb.com or by telephone at (212) 407-4923.

Very truly yours,

/s/ Niv Krikov
Niv Krikov
Chief Financial Officer

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